Industrea Acquisition Corp.

July 20, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

AD Office 2 – Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Industrea Acquisition Corp.

Registration Statement on Form S-1

Filed June 29, 2017

File No. 333-219053 (the “Registration Statement”)

Dear Ms. Ransom:

Reference is made to our letter, filed as correspondence via EDGAR on July 18, 2017, in which we requested that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. New York City time on July 20, 2017, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

[Signature Page Follows]

Sincerely,

INDUSTREA ACQUISITION CORP.

By:	/s/ Tariq Osman
Name: Tariq Osman Title: Executive Vice President